UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 2)

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

RENT-A-CENTER, INC.
(Name of Registrant as Specified in Its Charter)

Engaged Capital Flagship Master Fund, LP

Engaged Capital Co-Invest V, LP

ENGAGED CAPITAL CO-INVEST V-A, LP

Engaged Capital Flagship Fund, LP

Engaged Capital Flagship Fund, Ltd.

Engaged Capital, LLC

Engaged Capital Holdings, LLC

Glenn W. Welling

Jeffrey J. Brown

Mitchell E. Fadel

Christopher B. Hetrick

CAROL A. MCFATE

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 17, 2017

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

___________________, 2017

Dear Fellow Rent-A-Center Stockholder:

Engaged Capital Flagship Master Fund, LP (together with its affiliates, “Engaged Capital” or “we”) and the participants in this solicitation are the beneficial owners of an aggregate of 8,983,609 shares of common stock, par value $0.01 per share (the “Common Stock”), of Rent-A-Center, Inc., a Delaware corporation (“Rent-A-Center” or the “Company”), representing approximately 16.9% of the outstanding shares of Common Stock. For the reasons set forth in the attached Proxy Statement, we believe meaningful changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is being run in a manner consistent with your best interests. We are seeking your support for the election of our three (3) nominees at the annual meeting of stockholders scheduled to be held at [_________], on Thursday, June 8, 2017, at 8:00 a.m. local time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). We are seeking representation on the Board because we believe that the Board will benefit from the addition of directors with relevant skill sets and a shared objective of enhancing value for the benefit of all Rent-A-Center stockholders. The individuals that we have nominated are highly-qualified, capable and ready to serve the stockholders of Rent-A-Center.

Our interests are fully aligned with the interests of all Rent-A-Center stockholders. We believe that there is significant value to be realized at Rent-A-Center. However, we are concerned that the Board is not taking the appropriate actions to address the Company’s continuing underperformance. Given the Company’s financial and stock price underperformance under the oversight of the current Board, we strongly believe that the Board must be reconstituted to ensure that the interests of the stockholders, the true owners of Rent-A-Center, are appropriately represented in the boardroom, and that the Board takes the necessary steps to help the Company’s stockholders realize maximum value for their investment. Collectively, our nominees bring not only significant operating experience in the rent-to-own industry, but a strong track record of creating stockholder value. The Company has a classified Board, which is currently divided into three (3) classes. The terms of three (3) Class II directors expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our nominees in opposition to three (3) of the Company’s director nominees for the class with terms ending in 2020. [If it remains the case that the terms of only three (3) directors will expire at the Annual Meeting, we will withdraw one (1) of our remaining four (4) nominees.] Your vote to elect our nominees will have the legal effect of replacing three (3) incumbent directors with our nominees. If elected, our nominees will constitute a minority on the Board and there can be no guarantee that our nominees will be able to implement the actions that they believe are necessary to unlock stockholder value.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today. The attached Proxy Statement and the enclosed BLUE proxy card are first being furnished to the stockholders on or about ____________, 2017.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated BLUE proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ Glenn W. Welling

Glenn W. Welling
Engaged Capital Flagship Master Fund, LP

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Engaged Capital’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (800) 368-0379

Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 17, 2017

2017 ANNUAL MEETING OF STOCKHOLDERS
OF
RENT-A-CENTER, INC.

_________________________

PROXY STATEMENT
OF
ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Engaged Capital Flagship Master Fund, LP (“Engaged Capital Flagship Master”), Engaged Capital Co-Invest V, LP (“Engaged Capital Co-Invest V”), Engaged Capital Co-Invest V-A, LP (“Engaged Capital Co-Invest V-A”), Engaged Capital Flagship Fund, LP (“Engaged Capital Fund”), Engaged Capital Flagship Fund, Ltd. (“Engaged Capital Offshore”), Engaged Capital, LLC (“Engaged Capital LLC), Engaged Capital Holdings, LLC (“Engaged Holdings”) and Glenn W. Welling (collectively, “Engaged Capital” or “we”) are significant stockholders of Rent-A-Center, Inc., a Delaware corporation (“Rent-A-Center” or the “Company”), who, together with the other participants in this solicitation, beneficially own an aggregate of 8,983,609 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, representing approximately 16.9% of the outstanding shares of Common Stock. We believe that the Board of Directors of the Company (the “Board”) must be meaningfully reconstituted to ensure that the Board takes the necessary steps for the Company’s stockholders to realize the maximum value of their investments. We have nominated directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock stockholder value. We are seeking your support at the annual meeting of stockholders scheduled to be held at [_________], on Thursday, June 8, 2017, at 8:00 a.m. local time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.	To elect Engaged Capital’s three (3) director nominees, [Jeffrey J. Brown, Mitchell E. Fadel, Christopher B. Hetrick and Carol A. McFate] (each a “Nominee” and, collectively, the “Nominees”), to the Board as Class II directors to serve until the 2020 annual meeting of stockholders and until their respective successors are duly elected and qualified;
2.	To ratify the Audit & Risk Committee’s selection of KPMG LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2017;
3.	To conduct an advisory vote on the compensation of the Company’s named executive officers for the year ended December 31, 2016, as set forth in the Company’s proxy statement;
4.	To conduct an advisory vote on the frequency of future advisory votes on executive compensation; and
5.	To transact such other business as may properly come before the Annual Meeting.

As of the date hereof, the participants in this solicitation collectively own 8,983,609 shares of Common Stock (the “Engaged Capital Group Shares”). We intend to vote such shares FOR the election of the Nominees, FOR the ratification of the selection of KPMG LLP as the independent registered public accounting firm of the Company for the 2017 fiscal year, [in accordance with the recommendation of Institutional Shareholder Services Inc. (“ISS”) with respect to the approval of the advisory vote on the compensation of the Company’s named executive officers], and 1 YEAR on the advisory vote on the frequency of future advisory votes on executive compensation, as described herein.

The Company has set the close of business on April 10, 2017 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 5501 Headquarters Drive, Plano, Texas 75024. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were [_______] shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY ENGAGED CAPITAL AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH ENGAGED CAPITAL IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

ENGAGED CAPITAL URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE proxy card are available at [http://www._______]
______________________________

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. Engaged Capital urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees and in accordance with Engaged Capital’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Engaged Capital, c/o Saratoga Proxy Consulting LLC (“Saratoga”), in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our three (3) Nominees only on our BLUE proxy card. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Engaged Capital’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (800) 368-0379

Email: info@saratogaproxy.com

Background to the Solicitation

The following is a chronology of events leading up to this proxy solicitation:

•	On August 22, 2016, members of Engaged Capital had a telephone conversation with Guy J. Constant, then the Company’s Executive Vice President - Finance, Chief Financial Officer and Treasurer, and Maureen B. Short, then the Company’s Senior Vice President - Finance, Investor Relations and Treasury, to discuss the Company’s operational performance.
•	On October 11, 2016, the Company negatively preannounced third quarter 2016 results.
•	On October 28, 2016, members of Engaged Capital had a telephone conversation with Mr. Constant to discuss the Company’s third quarter 2016 results.
•	On November 22, 2016, members of Engaged Capital had a telephone conversation with Robert D. Davis, then the Company’s Chief Executive Officer and a director, Mr. Constant, Ms. Short and Christopher A. Korst, the Company’s Executive Vice President - General Counsel and Chief Administrative Officer, to discuss the Company’s operational performance. The discussion included Rent-A-Center’s difficulty in receiving an appropriate valuation in the public markets due to the public perception of the rent-to-own industry and whether Rent-A-Center would be better valued in the private markets.
•	On December 5, 2016, members of Engaged Capital, had a telephone conversation with Mark E. Speese, the Company’s Chairman of the Board and Co-Founder. During the call, the parties discussed the rent-to-own industry, the Company’s operational performance and Mr. Speese’s ownership level of Common Stock. The parties also discussed the opportunities and challenges to creating stockholder value at the Company.
•	Also on December 5, 2016, the Company filed a Form 8-K disclosing that Mr. Constant resigned from his positions with the Company, effective December 2, 2016, just two days after Mr. Constant presented at the Bank of America Merrill Lynch 2016 Leveraged Finance Conference on behalf of the Company on November 30, 2016. The Company disclosed that Mr. Constant’s resignation amounted to a termination without cause pursuant to his employment agreement. The Company also disclosed that Ms. Short was named as the Company’s Interim Chief Financial Officer.
•	On December 7, 2016, Engaged Capital sent a private letter (the “December Letter”) to Mr. Speese and copied the other members of the Board. In the December Letter, Engaged Capital noted the surprising departure of Mr. Constant, the Company’s operational missteps and suggested that the Company immediately explore all available strategic alternatives, including a possible sale of the Company, in order to create stockholder value. Engaged Capital also requested to have a meeting with Mr. Speese and a subset of the Board to discuss these matters further.
•	On December 16, 2016, members of Engaged Capital had a telephone conversation with Mr. Speese to discuss the content of the December Letter and Engaged Capital’s request to meet with a subset of the Board. Mr. Speese proposed that a meeting between Engaged Capital and a subset of the Board take place in mid-January.

•	On January 9, 2017, the Company announced that Mr. Davis resigned his position as Chief Executive Officer and a director, effective January 9, 2017. The Company also announced that Mr. Speese was named Interim Chief Executive Officer, effective January 9, 2017, and would remain in such role until a permanent Chief Executive Officer is appointed.
•	Also on January 9, 2017, members of Engaged Capital had a telephone conversation with Mr. Speese during which Mr. Speese suggested delaying the previously scheduled meeting between Engaged Capital and a subset of the Board from mid-January until late January so that he could have a better perspective on the business now that he had assumed the Interim CEO role.

•	On January 17, 2017, Glenn W. Welling, the Founder and Chief Investment Officer of Engaged Capital, contacted Mr. Speese and members of the Company’s management team. During their conversation, the parties discussed the Company’s business outlook and a potential review of strategic alternatives.

•	On January 18, 2017, the Company negatively preannounced fourth quarter 2016 results.
•	On January 27, 2017, members of Engaged Capital met with Mr. Speese and Steven L. Pepper, a director and Chairman of the Finance Committee of the Board (the “January Meeting”). During the meeting, the parties discussed the Company’s corporate strategy, corporate governance and poor operational performance. Engaged Capital explained its belief that the Company needs to understand the value of all strategic options available and proposed a settlement framework for adding direct stockholder representation to the Board to ensure all options are reviewed objectively. The settlement framework was discussed in broad terms and contemplated at least one candidate identified by Engaged Capital joining the Board to help lead a strategic alternatives process and additional Board change should the strategic alternatives process not result in a sale; however, no formal settlement proposal was made.
•	On January 30, 2017, Engaged Capital filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) disclosing combined beneficial and economic ownership interest in approximately 12.9% of the outstanding shares of Common Stock. In the Schedule 13D, Engaged Capital disclosed that it has engaged, and intends to continue to engage, in communications with the Board and management team regarding means to create stockholder value.

•	Also on January 30, 2017, Mr. Pepper contacted Mr. Welling to provide him with a summary of the reaction of the Board to the settlement framework discussed during the January Meeting.
•	On February 3, 2017, Mr. Welling contacted Mr. Pepper to provide an update on Engaged Capital’s activity following its recent Schedule 13D filing.
•	On February 8, 2017, Mr. Welling had a telephone conversation with Mr. Pepper as a follow up to the January Meeting and then on February 9, 2017 the parties discussed the strategic path forward for the Company.

•	On February 14, 2017, Engaged Capital issued a public letter (the “February Letter”) to the Board calling on the Board to immediately commence a strategic alternatives review process. In the February Letter, Engaged Capital raised its concerns with the continued destruction of stockholder value and the Board’s apparent lack of urgency to remedy the situation, noting the 26% decline in share price since Engaged Capital privately sent the December Letter. Engaged Capital expressed its belief that the Company’s over 75% decline in share price from its value above $35 a little over two years ago is largely attributed to poor corporate governance practices, self-inflicted operating mistakes and a perceived misalignment of interests between the Board and stockholders. Engaged Capital made clear that it intends to continue to maintain a constructive dialogue with the Board, but is fully prepared to nominate a competing slate of director candidates at the Annual Meeting if necessary. Also on February 14, 2017, Engaged Capital filed an amendment to its Schedule 13D disclosing the December Letter and the February Letter.
•	Also on February 14, 2017, the Company issued a statement regarding the February Letter.
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•	On February 15, 2017, members of Engaged Capital had a telephone conversation with Mr. Speese and Ms. Short to discuss the Company’s fourth quarter 2016 results.
•	On February 23, 2017, Engaged Capital delivered a letter (the “Nomination Letter”) to the Company, in accordance with its Bylaws, nominating Jeffrey J. Brown, William K. Butler, Mitchell E. Fadel, Christopher B. Hetrick and Carol A. McFate for election to the Board at the Annual Meeting. In the Nomination Letter, Engaged Capital stated its belief that the terms of three (3) directors currently serving on the Board expire at the Annual Meeting, and, if this remains the case, Engaged Capital will withdraw two (2) of its nominees. Also on February 23, 2017, Engaged Capital issued a public letter to the Board announcing the nomination of the Nominees and reiterating its call for the Board to hire a financial advisor and immediately initiate a strategic alternatives review process to evaluate a sale of the Company. Also on February 23, 2017, Engaged Capital Flagship Master entered into a Consulting Agreement (the “Consulting Agreement”) with Mr. Fadel pursuant to which it agreed to pay him $25,000 and Mr. Fadel agreed to perform certain consulting, advisory and other services to Engaged Capital Flagship Master, including with respect to the nomination of the Nominees for election to the Board. Engaged Capital also filed an amendment to its Schedule 13D disclosing the delivery of the Nomination Letter, the issuance of the public letter and the entry into the Consulting Agreement.
•	On February 27, 2017, members of Engaged Capital had a telephone conversation with the Company’s financial advisor, J.P. Morgan, to discuss Engaged Capital’s views on Rent-A-Center’s business and Engaged Capital’s willingness and desire to avoid an election contest at the Annual Meeting.
•	On February 28, 2017, Engaged Capital received correspondence from Rent-A-Center’s legal counsel (“Company Counsel”) alleging potential issues with the nominations of Messrs. Butler and Fadel. With respect to Mr. Butler, Company Counsel raised its concerns regarding potential implications of Section 8 of the Clayton Act by virtue of Mr. Butler serving as a director and executive officer of A Team Leasing (“ATL”), a private business in the rent-to-own industry. With respect to Mr. Fadel, Company Counsel alleged that the Consulting Agreement violated that certain Loyalty and Confidentiality Agreement (the “Loyalty Agreement”), dated September 6, 2013, between Mr. Fadel and the Company, relating to certain of Mr. Fadel’s activities while an employee of the Company as well as certain of his post-separation activities, and demanded the termination of the Consulting Agreement.
•	Also on February 28, 2017, Engaged Capital’s legal counsel (“Engaged Counsel”) sent a response letter to Company Counsel regarding the alleged issues with respect to Mr. Fadel and the Consulting Agreement.
•	On March 1, 2017, Mr. Welling met with Mr. Pepper to discuss a path forward in hopes of avoiding an election contest at the Annual Meeting. Mr. Welling suggested a number of options including Board representation for Engaged Capital, running a strategic alternatives review process, hiring a law firm to represent the Board to avoid potential conflicts of interest between management and the directors, and seeking stockholder approval to amend the Company’s Certificate of Incorporation (the “Charter”) to declassify the Board to promote increased accountability.
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•	On March 3, 2017, Engaged Capital received correspondence from Company Counsel regarding alleged deficiencies with the Nomination Letter, including the failure of the Nominees to consent to being named in the Company’s proxy statement, which the Company claimed is required under the Bylaws. In response, also on March 3, 2017, Engaged Capital sent a letter to the Company explaining its belief that the Nomination Letter does not contain any deficiencies that need to be remedied and that it is already in compliance with the requirements of the Bylaws. Specifically, Engaged Capital noted it does not believe that the Bylaws require the Nominees to consent to being named in the Company’s proxy statement in order for their nomination to be valid, nor does Engaged Capital believe it would be equitable for the Company to name Engaged Capital’s Nominees in the Company’s proxy statement. Notwithstanding the foregoing, in an abundance of caution and subject to a full reservation of rights, Engaged Capital delivered revised nomination materials that included the Nominees’ consent to being named in the Company’s proxy statement.
•	On March 5, 2017, Engaged Capital received correspondence from Company Counsel alluding to its ongoing concerns regarding matters it had previously raised in prior communications.
•	On March 6, 2017, Engaged Capital filed a lawsuit against the Company in the Delaware Court of Chancery seeking an order declaring the original Nomination Letter valid and prohibiting the Company from including the Nominees in the Company’s proxy statement.
•	Also on March 6, 2017, Engaged Counsel sent a response letter to Company Counsel regarding the alleged issues with the nominations of Messrs. Butler and Fadel.
•	On March 7, 2017, Engaged Counsel received correspondence from Company Counsel reiterating its belief that the Consulting Agreement violates the Loyalty Agreement and demanded to receive certification of its termination.
•	On March 8, 2017, Engaged Counsel received correspondence from Company Counsel requesting that financial statements be provided for ATL to enable Company Counsel to independently determine whether an exemption to Section 8 of the Clayton Act is available.
•	On March 9, 2017, Engaged Counsel sent a response letter to Company Counsel reiterating its belief that neither the Consulting Agreement nor Mr. Fadel’s status as a Nominee violates the Loyalty Agreement.
•	Also on March 9, 2017, the Company filed a Form 8-K disclosing that, effective March 2, 2017, Mr. Pepper was designated as the lead independent director of the Board and Mr. Speese resigned as a member of the Finance Committee of the Board.
•	On March 10, 2017, Engaged Counsel provided Company Counsel with the requested information with respect to ATL on behalf of Mr. Butler and stated its belief as to the inapplicability of Section 8 of the Clayton Act because ATL does not have “capital, surplus, and undivided profits” aggregating more than $32,914,000 as is required by Section 8(a)(1) of the Clayton Act, applying the adjusted threshold set by the Federal Trade Commission (“FTC”).
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•	Also on March 10, 2017, the Delaware Court of Chancery granted Engaged Capital’s motion to expedite its action regarding the validity of the Nomination Letter and prohibiting the Company from including the Nominees in the Company’s proxy statement.
•	On March 15, 2017, Mr. Welling had a telephone conversation with Mr. Pepper. During the discussion, Mr. Pepper put forth a potential settlement proposal on behalf of the Company that contemplated expanding the Board by two to a total of nine members and adding two of Engaged Capital’s nominees to the class with terms expiring in 2019.
•	Also On March 15, 2017, Engaged Counsel received correspondence from Company Counsel disputing the inapplicability of Section 8 of the Clayton Act and essentially taking the position that “total assets” and not “net assets” is the appropriate test under Section 8 of the Clayton Act when determining an entity’s “capital, surplus, and undivided profits.”
•	Also on March 15, 2017, Engaged Capital filed an amendment to its Schedule 13D disclosing combined beneficial and economic ownership interest in approximately 16.7% of the outstanding shares of Common Stock.
•	On March 16, 2017, Mr. Welling had a telephone conversation with Mr. Pepper proposing a counter-offer whereby three of Engaged Capital's nominees would be added to the Board with the Board increasing by two members and one incumbent director stepping down. Mr. Welling also proposed that an independent law firm be hired to represent the Board in a private strategic alternatives review process, and suggested that the Board seek stockholder approval to amend the Charter to declassify the Board so that all directors are up for election at the 2018 annual meeting of stockholders.
•	On March 17, 2017, the Company filed an arbitration demand against Mr. Fadel regarding the alleged breach of the Loyalty Agreement.
•	Also on March 17, 2017, Engaged Counsel sent a response letter to Company Counsel that included precedent for its position that “net assets” is the appropriate test under Section 8 of the Clayton Act when determining an entity’s “capital, surplus, and undivided profits.”
•	On March 21, 2017, the Company notified Engaged Capital that the Board will nominate incumbent directors Mr. Speese, Leonard H. Roberts and Jeffery M. Jackson for election at the Annual Meeting. On March 22, 2017, the Company filed a Form 8-K disclosing the same.
•	On March 22, 2017, Engaged Counsel received correspondence from Company Counsel requesting that Engaged Counsel obtain an Advisory Opinion from the FTC in support of its interpretation of Section 8 of the Clayton Act and also requesting certain additional detailed information with respect to ATL.
•	On March 23, 2017, Engaged Capital filed an amendment to its Schedule 13D disclosing combined beneficial and economic ownership interest in approximately 20.5% of the outstanding shares of Common Stock.
•	On March 27, 2017, legal counsel for Mr. Fadel sent correspondence to Company Counsel explaining its belief that the Company’s claims with respect to Mr. Fadel are without merit; however, for the avoidance of doubt and in response to the Company’s prior requests, the Consulting Agreement had been terminated. Mr. Fadel’s counsel requested that Company Counsel confirm by March 30, 2017 that the Company will drop the arbitration against Mr. Fadel.
5

•	On March 28, 2017, the Company filed a Form 8-K disclosing that, effective March 28, 2017, the Board adopted a stockholder rights agreement, or poison pill (the “Poison Pill”), generally preventing stockholders from acquiring 15% or more of the Company’s outstanding Common Stock, subject to certain exceptions. At the time the Poison Pill was adopted, Engaged Capital had beneficial ownership of approximately 16.9% of the outstanding shares of Common Stock and combined beneficial and economic ownership interest in approximately 20.5% of the outstanding shares of Common Stock (represented by 16.9% of the Company’s outstanding shares of Common Stock and certain cash-settled total return swap agreements constituting economic exposure to an additional 3.6% of the Company’s outstanding shares, as further explained elsewhere in this Proxy Statement).
•	Also on March 28, 2017, Engaged Capital delivered a letter to the Company seeking an exemption to the Poison Pill to permit Engaged Capital to acquire (i) beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of up to 19.9% of the outstanding shares of Common Stock and (ii) beneficial ownership (as defined in the Poison Pill) of up to 24.9% of the outstanding shares of Common Stock.
•	Also on March 28, 2017, Engaged Counsel sent a response letter to Company Counsel advising that it will not obtain an Advisory Opinion from the FTC regarding its interpretation of Section 8 of the Clayton Act and that ATL’s net assets are sufficiently detailed in ATL’s audited financial statements that were previously provided.
•	On March 29, 2017, Mr. Fadel’s counsel received a response letter from Company Counsel indicating that the Company will be dropping the arbitration against Mr. Fadel.
•	On March 30, 2017, the Company abandoned the arbitration against Mr. Fadel.
•	On April 3, 2017, Engaged Capital filed its preliminary proxy statement in connection with the Annual Meeting.
•	On April 10, 2017, the Company announced that Mr. Speese was named Chief Executive Officer, effective immediately. The Company separately announced a new strategic plan and issued an investor presentation.

•	On April 11, 2017, the Company filed its preliminary proxy statement in connection with the Annual Meeting.

•	On April 17, 2017, Engaged Capital filed an amendment to its Schedule 13D disclosing the withdrawal of its nomination of Mr. Butler for election to the Board at the Annual Meeting.

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REASONS FOR THE SOLICITATION

WE BELIEVE THAT SIGNIFICANT CHANGE TO
RENT-A-CENTER’S BOARD IS NEEDED NOW

Engaged Capital has conducted extensive due diligence on the Company. In doing so, we have carefully analyzed the Company’s operating and financial performance as well as the competitive landscape in the rent-to-own (“RTO”) industry in which it operates. For over seven months, we have maintained an ongoing dialogue with the Company’s Board and management team to discuss our concerns and the opportunities that we believe are available to create value for the benefit of all Rent-A-Center stockholders.

Specifically, we believe poor operational execution has resulted in significant value destruction for Rent-A-Center stockholders. As a result, the share price has materially declined and we believe the Company is now significantly undervalued. Furthermore, we are concerned that the incumbent directors who have overseen this material stockholder value destruction are unwilling to objectively evaluate all alternatives for restoring stockholder value, including a potential sale of the Company. Instead, we fear the incumbent directors may be putting their self-interests ahead of those of stockholders. The Board appears dead-set on pursuing a public market turnaround strategy without engaging in discussions with all credible buyers. We believe a public market turnaround strategy carries significant risk and may not prove to be the optimal path to restoring stockholder value. We believe the incumbent directors are culpable for both the historical stock price underperformance and the apparent unwillingness to fully and fairly evaluate opportunities that may prove to be in stockholders’ best interests. As a result, we are led to believe there are significant corporate governance failures within the boardroom at Rent-A-Center.

Despite our sincere efforts to engage constructively with representatives of the Company, we have been continuously disappointed by the Board’s lack of substantive action, which heightens our concerns that members of the Board may be satisfied with the status quo or are beholden to certain special interests inside the current boardroom. We therefore believe that urgent change to the Board is needed. We are soliciting your support to elect our Nominees at the Annual Meeting, who together will bring an unbiased owner’s mentality into the boardroom, relevant industry experience, financial, strategic and transactional expertise, and sorely needed new insights and fresh perspectives.

Why We Were Attracted to the RTO Industry

We were attracted to the RTO industry because we believe the business model, specifically the leasing and collections functions, provides a competitive moat around the business compared to the secular pressures felt by almost all areas of the retail sector. In addition, RTO businesses have the potential to generate substantial cash flow. We believe the defensible nature of the RTO business model, when properly managed, should protect owners from material downside volatility.

We believe that publicly traded RTO businesses are generally undervalued when taking into consideration the sustainability of cash flows and the natural defensibility of the business model. The complexity of the RTO model, straddling both retail and consumer finance, can make it difficult for public market investors to understand. The (incorrect) impression that RTO businesses are sub-prime lenders further penalizes valuation in the public markets. Thus, the existence of only two public companies in the RTO industry combined with the unique aspects of the business model, make the space susceptible to being misunderstood by investors.

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Finally, we believe the brick and mortar RTO industry in the U.S. is mature and, while highly cash flow generative, is unlikely to drive the level of earnings growth that public market investors tend to reward. Understanding this, Rent-A-Center’s management and Board have diverted attention away from its Core U.S. business and invested significant capital into its third-party RTO solution, Acceptance Now. While this strategy appeals to Wall Street’s appetite for revenue growth, it has resulted in suboptimal returns and major operational problems in the Company’s Core U.S. stores, which is where we believe the majority of the Company’s value currently exists.

The Incumbent Board has Overseen Tremendous Value Destruction

Since January 2015, Rent-A-Center stockholders have seen approximately $1.4 billion of the Company’s market capitalization disappear. Rent-A-Center’s share price traded above $35 at that time and has since declined by over 75% to below $9 per share.1 Over that same period, the share price of Aaron’s, Inc. (NYSE:AAN), Rent-A-Center’s publicly traded peer, fell by approximately 3%. The incumbent Board is soliciting your vote for three directors, each of whom has presided over this destruction of stockholder value. We offer an alternative.

We believe the cause of Rent-A-Center’s poor performance over the last three years is mostly attributed to self-inflicted operational problems that have resulted in significant lost sales and diminished competitiveness in the marketplace. The critical operational mistakes, all carried out under the leadership of the incumbent Board, include: the botched deployment of the Company’s internally developed Store Information Management System (SIMS), the failed move to a flexible store labor model (which is now being reversed) and the write-down of over $35 million in mobile phone inventory. Due to these mistakes, adjusted EBITDA in the Core U.S. segment declined from $322 million in 2014 to $208 million in 2016, while Core U.S. same store sales in January and February of 2017 continued to decline by (11.5%) and (16.0%), respectively.2

The Company’s growth initiatives have also failed to deliver. Management has failed to drive sustainable growth and consistent profitability at Acceptance Now. Worse yet, we believe Rent-A-Center has grown Acceptance Now by reducing rental standards, and as a result, high levels of merchandise returns have flooded Core U.S. sales floors causing the Core stores to be competitively disadvantaged to peers.3 In addition, Rent-A-Center has wasted material stockholder capital on its failed growth strategy in Mexico.4 In addition, corporate expense has increased sharply. Corporate expense before depreciation, amortization, and the write down of intangibles increased from approximately $110 million in 2012 to approximately $140 million in 2016, while revenues were down from $3.1 billion in 2012 to $3.0 billion in 2016.5 We believe that a significant driver of this increase was the Company’s use of management consultants as the Company struggled to maintain executive talent.

In addition, corporate expense has increased sharply. Corporate expense before depreciation, amortization, and the write down of intangibles increased from approximately $110 million in 2012 to approximately $140 million in 2016, while revenues were down from $3.1 billion in 2012 to $3.0 billion in 2016.4 We believe that a significant driver of this increase was the Company’s use of management consultants as the Company struggled to maintain executive talent.

1 Share price decline calculated from January 2, 2015 to March 31, 2017.
2 Source: Quarterly Financials by Segment, accessed on Rent-A-Center website, and Rent-A-Center Form 8-K, filed March 3, 2017 and March 16, 2017.

3 In its Investor Presentation issued on April 10, 2017, Rent-A-Center stated a desire to “Limit negative impact on Core RTO from returned ANow product.” According to Rent-A-Center’s Form 10-K filings, due to an increase in customer stolen merchandise, Acceptance Now charge-offs have increased from 5.9% in 2013, to 7.8% in 2014, to 8.5% in 2015 to 10.0% in 2016. We believe this is an indication of an increasingly poor credit quality of renters, which we are concerned correlates with a reduction of rental standards.
4 Rent-A-Center’s Mexico segment generated over $80 million in operating losses from 2012 to 2016, Rent-A-Center Form 10-K.
5 Rent-A-Center Form 10-K.

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The issues explained above resulted in a $1.2 billion impairment charge at the end of 2015, which forced the Board to reduce the annual dividend from $0.96 per share to $0.32 per share and further restricted the Company’s flexibility to drive value through capital allocation. Unfortunately, the situation has worsened as Rent-A-Center has again approached the boundaries of certain debt covenants. Further, Rent-A-Center wrote down the remaining goodwill in the Core U.S. segment in the fourth quarter of 2016. This history of strategic and operational failure is, in our opinion, the legacy of Rent-A-Center’s incumbent directors.

Stockholder Returns Have Been Indisputably Abysmal

Due to the Company’s operational and strategic missteps, Rent-A-Center has underperformed over nearly every relevant measurable period on an absolute basis and when compared to relevant peers and indices.

Source: FactSet, as of March 31, 2017

It is evident to us that the significant destruction of stockholder value that has persisted over the near and long term under the leadership of the incumbent Board warrants an overhaul in the boardroom.

We are Concerned by the Company’s Poor Corporate Governance Practices and Limitations of Stockholder Rights

We are concerned with the poor corporate governance that severely limits the ability of stockholders to seek effective change at Rent-A-Center. The Board is classified into three separate classes, meaning its directors are only subject to re-election by stockholders once every three years. In our view, the ability of stockholders to select directors each year is an important check on the performance of the Board and is critical in allowing stockholder input on the direction and state of the Company and ensuring the best individuals are on the Board to oversee their investment.  To the contrary, the Board’s current classified structure, in our view, impedes stockholders’ ability to regularly and effectively evaluate the performance of their directors and insulates and entrenches the incumbents despite their apparent lapses in oversight.

Further, stockholders are prohibited from calling special meetings and effectively cannot act by written consent as such action must be unanimous, which in effect means that stockholders cannot seek Board change between annual meetings. In addition, certain provisions of the Charter may only be amended by a prohibitively high supermajority vote of 80% of all outstanding shares. We believe it is contrary to good corporate governance practices for the Board to utilize Rent-A-Center’s corporate machinery to insulate itself from the Company’s stockholders, the most recent example being the Board’s unilateral adoption of the Poison Pill.

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We are Concerned that the Board is Stale and not Adequately Aligned with Stockholders

We nominated director candidates because we felt we had no other choice after observing the Board’s disinterest and now apparent hostility to what were our private suggestions. Unfortunately, we believe the Board’s unwillingness thus far to explore all strategic options available is indicative of a troubling misalignment of interests between the seven incumbent directors and the Company’s stockholders.

One need not look further than the tenure of the Board and its share ownership. Five of seven directors have been on the Board for over ten years while two directors, including Mr. Speese, have been on the Board for over twenty years. Despite this long tenure, according to public filings, Rent-A-Center’s directors collectively own less than 3% of the Company’s outstanding shares, even when including stock options and other equity awards that are only issuable upon a director’s departure from the Board.

Engaged Capital, on the other hand, owns an approximately 20.5% economic interest in the Company. It seems apparent to us that with so little “skin in the game” the Board does not have the same commitment to stockholder value as we do.

We are Concerned by the Outsized Influence Mr. Speese Appears to Maintain over the Company

Of utmost concern is the apparent influence of Mr. Speese, who we believe has motivations that may not be aligned with those of the Company’s stockholders. Our interactions with the Board thus far suggest its behavior as a whole may reflect a personal loyalty to Mr. Speese. We believe Mr. Speese wants to see the Company remain public rather than entertain a sale to parties that may have been, or currently are, competitors. How can we trust the Board’s judgement if it appears unwilling to privately gauge M&A interest given the Company’s present situation?

Moreover, the Company’s underperformance occurred most profoundly during the tenure of the previous CEO, Robert D. Davis, who was the handpicked successor of Mr. Speese after serving as the Company’s long-time Chief Financial Officer. Based on the Company’s abysmal performance during his nearly three year tenure,6 the selection of Mr. Davis as CEO was clearly a mistake. Further, we believe the long-term personal relationship between Mr. Speese and Mr. Davis was a motivating factor behind Mr. Davis’ appointment as CEO and the Board’s reluctance to make a change prior to our involvement.

We believe the stockholders, as the true owners of the Company, must have a strong voice in the boardroom, especially given the abysmal history of stockholder returns. Such a voice promotes greater accountability and creates an environment that forces incumbent directors to consider new thinking to positively impact stockholder value. We believe a culture focused on maximum value creation and stockholder accountability requires placing stockholder representatives on the Board who have a significant financial commitment to the Company along with relevant experience. This requirement ensures the proper alignment of interests between the Board and stockholders. As we see no evidence that the incumbent Board is willing to prioritize the interests of stockholders, we believe the Board must be reconstituted with new directors who will maintain an unquestionable allegiance to the true owners of the Company – the stockholders.

6 Appointed as CEO effective February 1, 2014 and departed January 9, 2017.

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We Believe the Most Prudent Course of Action is to Evaluate All Strategic Alternatives

We believe the Company must initiate a parallel process to evaluate all options available for creating value before blindly embarking on a public market turnaround. The Company’s turnaround is being led by a newly-appointed CEO and an interim CFO without the benefit of executive talent such as a Chief Operating Officer or Chief Marketing Officer. The newly-appointed CEO, Mr. Speese, as Chairman of the Board, was complicit in the massive destruction of stockholder value experienced by Rent-A-Center investors over the past three years. Further, the Board has remained nearly unchanged during this period of poor performance and weak corporate governance.

We find the Board’s refusal to evaluate all alternatives available to the Company simply unacceptable. It is imperative that the Board has a firm understanding of all options before deciding on a single path forward for the Company. To date, the Rent-A-Center Board, for some reason, refuses to discover what options are available to the Company. We believe it is possible that the Company could be sold today for a price that compensates stockholders for much of the operational turnaround that may take years to achieve. We believe stockholders would welcome that outcome without shouldering the volatility and risk of a multi-year turnaround. We are confident that if an objective strategic alternatives process was initiated, numerous credible buyers would participate. The Board has simply refused to consider even a private evaluation of strategic alternatives, and instead appears to have blindly rallied behind the wishes of Rent-A-Center’s Chairman and newly-appointed CEO, the same individual that selected the prior CEO and, as Chairman, oversaw the destruction of $1.4 billion of stockholder value.

OUR NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS AND COMMITMENT NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR STOCKHOLDERS

We have identified highly-qualified directors with relevant business and financial experience who we believe will bring fresh perspective into the boardroom and would be valuable in assessing and executing on initiatives to unlock value at the Company. Our Nominees include [one of the most experienced operators in the RTO industry, Mitchell E. Fadel, the former President and COO of Rent-A-Center. We believe Mr. Fadel will provide credible, objective opinions regarding the Company’s turnaround options and an unbiased view as to the best path forward for the Company. We also believe that Mr. Fadel would be more than qualified to replace Mr. Speese as CEO, who is up for election at the Annual Meeting. Jeffrey J. Brown brings significant transaction and corporate governance experience from years in banking and private equity and further having sat on eight public company boards of directors. Carol A. McFate brings executive, financial and leadership experience from her senior positions with several large public companies. Christopher B. Hetrick, director of research at Engaged Capital, the Company’s largest stockholder, brings over a decade of experience as an investor in the consumer sector.] We believe Rent-A-Center’s poor performance under the oversight of the long-tenured incumbent Board, coupled with the Board’s unwillingness to explore all avenues to restore value for stockholders, merits the addition of directors whose interests are more closely aligned with those of all stockholders.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company currently has a classified Board, which is divided into three (3) classes. The directors in each class are elected for terms of three (3) years so that the term of office of one (1) class of directors expires at each annual meeting of stockholders. We believe that the terms of three (3) Class II directors expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our Nominees in opposition to the Company’s director nominees for terms ending in 2020. [If it remains the case that the terms of only three (3) directors will expire at the Annual Meeting, we will withdraw one (1) of our remaining four (4) nominees.] Your vote to elect the Nominees will have the legal effect of replacing three (3) incumbent directors of the Company with the Nominees. If elected, the Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they will be able to implement any actions that they may believe are necessary to enhance stockholder value, as described in further detail above.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States of America.

[Jeffrey J. Brown, age 56, is the Chief Executive Officer and founding member of Brown Equity Partners, LLC (“BEP”), which provides capital to management teams and companies needing equity capital. Prior to founding BEP in 2007, Mr. Brown served as a founding partner and primary deal originator of the venture capital and private equity firm Forrest Binkley & Brown (“FBB”) from 1993 to 2007. In his 30 years in the investment business, Mr. Brown has been on over 40 boards of directors, including service on 8 public companies. Since June 2015, Mr. Brown has served as the Lead Director of Medifast, Inc. (NYSE:MED), a nutrition and weight loss company, where he also serves as a member of each of the Audit and Mergers & Acquisitions Committees. From April 2016 until the completion of its sale in September 2016, Mr. Brown served as a director of Outerwall Inc. (formerly NASDAQ:OUTR), a provider of retail products and services to consumers via self-service interactive kiosks. From February 2014 until May 2016, Mr. Brown served as a director of RCS Capital Corporation (n/k/a Aretec Group, Inc.), an investment firm. From 2011 until 2015, Mr. Brown served as a director of Midatech Pharma PLC (LSE:MTPH), a nano-medicine company. From 2012 until 2014, Mr. Brown served as a director of Nordion, Inc. (NYSE:NDZ), a health science company. From 2009 until 2011, Mr. Brown served as a director of Steadfast Income REIT, Inc., a real estate investment trust. In the course of his career, Mr. Brown has also worked at Hughes Aircraft Company, Morgan Stanley & Company, Security Pacific Capital Corporation and Bank of America Corporation. Mr. Brown received his MBA from the Stanford University Graduate School of Business and graduated Summa Cum Laude as a Mathematics Major from Willamette University.

Engaged Capital believes that Mr. Brown’s extensive public and private company board experience and significant transaction experience will make him a valuable addition to the Board.]

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[Mitchell E. Fadel, age 59, is currently self-employed after most recently serving as President – U.S. Pawn for EZCORP, Inc. (NASDAQ:EZPW), a leading provider of pawn loans in the United States and Mexico, from September 2015 to December 2016. Prior to that, Mr. Fadel served as Rent-a-Center’s President (beginning in July 2000) and Chief Operating Officer (beginning in December 2002) each until August 2015, where he also served as a director from December 2000 to November 2013. From 1992 until 2000, Mr. Fadel served as President and Chief Executive Officer of Rent-a-Center’s subsidiary ColorTyme, Inc., the largest all franchise rent-to-own brand in the country. Mr. Fadel’s professional experience with Rent-a-Center also includes previously serving as a Regional Director and a District Manager. Mr. Fadel attended Mohawk Valley Community College.

Engaged Capital believes that Mr. Fadel’s over 30 years experience in the rent-to-own industry, including his prior service as Rent-a-Center’s President and Chief Operating Officer, will make him a valuable addition to the Board.]

[Christopher B. Hetrick, age 38, has been the Director of Research at Engaged Capital LLC, a California based investment firm and registered advisor with the U.S. Securities and Exchange Commission focused on investing in small and mid-cap North American equities, since September 2012. Prior to joining Engaged Capital LLC, Mr. Hetrick worked at Relational Investors LLC ("Relational"), a $6 billion activist equity fund, from January 2002 to August 2012. Mr. Hetrick began his career with Relational as an associate analyst. He eventually became the firm's senior consumer analyst overseeing over $1 billion in consumer sector investments. Prior to his work heading up the consumer research team, Mr. Hetrick was a generalist covering major investments in the technology, financial, automotive and food sectors. Mr. Hetrick graduated summa clam laude with degrees in Economics and Finance from Pepperdine University. Mr. Hetrick has been a CFA charterholder since 2005.

Engaged Capital believes that Mr. Hetrick's extensive investment experience in a broad range of industries as well as his expertise in corporate strategy, capital allocation, executive compensation, and investor communications well qualifies him to serve on the Board.]

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[Carol A. McFate, age 64, has served as the Chief Investment Officer of Xerox Corporation (NYSE:XRX), a multinational document provider of multifunction document management systems and services, where she manages retirement investment assets for North American and U.K. plans, since 2006. Previously, Ms. McFate served as Executive Vice President & Global Treasurer for XL Global Services, Inc., a US-based subsidiary of XL Capital, Ltd. (NYSE:XLC), a leading Bermuda-based global insurance and reinsurance company, from 2003 to 2006. From 1994 to 2003, Ms. McFate held various positions with American International Group Inc. (NYSE:AIG), an American multinational property & casualty, life insurance, and financial services provider, including Vice President & Treasurer from 1998-2002. From 1988 to 1994, Ms. McFate held various positions with The Prudential Insurance Company of America (NYSE:PRU), an American Fortune Global 500 and Fortune 500 company whose subsidiaries provide insurance, investment management, and other financial products and services to both retail and institutional customers throughout the United States and in over 30 other countries, including Senior Vice President, Financial Restructuring Group, Senior Vice President, Prudential Capital Group and Vice President, Corporate Finance Group. Ms. McFate’s professional experience also includes serving as Assistant Treasurer for Macmillan, Inc., a publishing and information services company, from 1983 to 1988. From 1979 to 1983, Ms. McFate served as a Senior Account Officer, among other positions, for Citibank, N.A., the consumer banking arm of Citigroup Inc. (NYSE: C), from 1979 to 1983. Ms. McFate began her professional career as an Industrial Analyst with Bethlehem Steel Corporation, a former producer of steel and shipbuilder, from 1975 to 1977. Ms. McFate has been recognized throughout her career for her service, including a Corporate Plan Sponsor Industry Innovation Award from Chief Investment Officer Magazine, a print and digital international finance magazine, in 2012 and Chief Investment Officer Power 100 from Chief Investment Officer Magazine, from 2011 to 2016. Ms. McFate has also been honored by Institutional Investor, a leading global finance magazine, focused primarily on international finance and known for its extensive industry research and rankings, in 2014, winning two awards: the Investor Intelligence Network Thought Leadership Award and the Small Corporate Plan Sponsor Award. Ms. McFate holds a Masters in Business Administration degree from Harvard Graduate School of Business Administration, and a Bachelor of Science from Juniata College. Ms. McFate is a Chartered Financial Analyst.

Engaged Capital believes that Ms. McFate’s global senior executive experience in creating long-term vision, sustainable growth, and stockholder value, and depth and breadth of experience in all facets of leading corporate financial management will allow Ms. McFate to provide the Company with invaluable insight.]

The principal business address of Mr. Brown is 2721 East Coast Highway, Suite 108, Corona del Mar, California 92625. The principal business address of Mr. Fadel is Falling Brook Cove, Austin, Texas 78746. The principal business address of Mr. Hetrick is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The principal business address of Ms. McFate is c/o Xerox Corporation, 45 Glover Avenue, Norwalk, Connecticut 06850.

As of the date hereof, no Nominee owns beneficially or of record any securities of the Company and, except for Mr. Fadel, no Nominee has entered into any transactions in securities of the Company during the past two years. For information regarding transactions in the securities of the Company during the past two years by Mr. Fadel, please see Exhibit A.

Each Nominee may be deemed to be a member of the Group for the purposes of Section 13(d)(3) of the Exchange Act. Each Nominee specifically disclaims beneficial ownership of shares of Common Stock that he or she does not directly own. For information regarding purchases and sales during the past two (2) years by the Nominees and by the members of the Group of securities of the Company, see Schedule I.

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Engaged Capital Flagship Master has entered into letter agreements pursuant to which it and its affiliates agreed to indemnify Messrs. Brown and Fadel and Ms. McFate against claims arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions.

As described above, on February 23, 2017, Engaged Capital Flagship Master entered into the Consulting Agreement with Mr. Fadel pursuant to which it agreed to pay him $25,000 and Mr. Fadel agreed to perform certain consulting, advisory and other services to Engaged Capital Flagship Master, including with respect to Engaged Capital Flagship Master’s nomination of the Nominees for election to the Board. The Consulting Agreement was terminated on March 27, 2017.

On February 23, 2017, Engaged Capital Flagship Master, Engaged Capital Co-Invest V, Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital LLC, Engaged Holdings, Glenn W. Welling and the Nominees entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the parties agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company and (b) solicit proxies for the election of the Nominees at the Annual Meeting. On March 15, 2017, Engaged Capital Co-Invest V-A entered into a Joinder Agreement to the Joint Filing and Solicitation Agreement, pursuant to which it agreed to be bound by the terms and conditions set forth therein, including the obligations of a member of the group and the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company.

Other than as stated herein, there are no arrangements or understandings between the members of the Group or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each Nominee to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. Other than as stated herein, none of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

Engaged Capital Flagship Master believes that each Nominee other than Mr. Fadel, presently is, and if elected as a director of the Company, each of the Nominees other than Mr. Fadel would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and shares of Common Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED BLUE PROXY CARD.

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PROPOSAL NO. 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit & Risk Committee of the Board has selected KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017. The Company is submitting the selection of KPMG LLP for ratification of the stockholders at the Annual Meeting.

As disclosed in the Company’s proxy statement, stockholder approval is not required to appoint KPMG LLP as the Company’s independent registered public accounting firm, but the Company is submitting the selection of KPMG LLP to stockholders for ratification as a matter of good corporate governance. The Company has disclosed that if stockholders fail to ratify the selection, the Audit & Risk Committee will reconsider whether or not to continue the retention of KPMG LLP; further, even if the selection is ratified, the Audit & Risk Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the Company’s best interests and those of its stockholders.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE 2017 FISCAL YEAR AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL NO. 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to indicate their support for the compensation of the Company’s named executive officers. This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement. Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the stockholders of Rent-A-Center, Inc. (the “Company”) approve, on an advisory basis, the compensation of the Company’s named executive officers for the year ended December 31, 2016, as disclosed in the 2017 Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission (including Item 402 of Regulation S-K), including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and narrative disclosure.”

As disclosed in the Company’s proxy statement, the stockholder vote on the say-on-pay proposal is an advisory vote only and is not binding on the Board; however, the Company has disclosed that the Board and the Compensation Committee of the Board will consider the outcome of the vote when making future executive compensation arrangements for the Company’s named executive officers.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS SAY-ON-PAY PROPOSAL AND INTEND TO VOTE OUR SHARES [ACCORDING TO THE RECOMMENDATION OF ISS].

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PROPOSAL NO. 4

ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to vote on whether future advisory votes on executive compensation of the nature reflected in Proposal No. 3 above should occur every year, every two years or every three years. In casting their advisory vote, stockholders may indicate their preference on whether the advisory vote on executive compensation should be held every one, two or three years, or may abstain from voting.

As disclosed in the Company’s proxy statement, the stockholder vote on the frequency of the advisory vote on executive compensation is non-binding, meaning that the Board will not be obligated to take any actions or to adjust the frequency of the advisory vote on executive compensation as a result of the vote. Although the vote is non-binding, the Company has disclosed that the Board and the Compensation Committee will carefully review the voting results and that notwithstanding the Board’s recommendation and the outcome of the stockholder vote, the Board may in the future decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to its compensation programs.

We agree with the Board that an annual vote is appropriate for the Company because it provides stockholders the opportunity to provide frequent feedback on the Company’s overall compensation philosophy, design and implementation.

WE RECOMMEND A VOTE FOR “1 YEAR” WITH RESPECT TO THE ADVISORY VOTE ON THE FREQUENCY OF THE EXECUTIVE COMPENSATION VOTE AND INTEND TO VOTE OUR SHARES FOR “1 YEAR” ON THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, Engaged Capital believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, FOR the ratification of KPMG LLP as the Company’s independent registered public accounting firm for the 2017 fiscal year, [FOR/AGAINST] the say-on-pay proposal, and 1 YEAR on the advisory vote on the frequency of the say-on-pay proposal.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate three (3) candidates for election at the Annual Meeting. This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed BLUE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. The participants in this solicitation intend to vote the Engaged Capital Group Shares in favor of the Nominees. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

While we currently intend to vote all of the Engaged Capital Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Engaged Capital Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. We would only intend to vote some or all of the Engaged Capital Group Shares for some or all of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the Annual Meeting and that by voting the Engaged Capital Group Shares we could help elect the Company nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed BLUE proxy card will be voted at the Annual Meeting as marked.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the Annual Meeting, the presence, in person or by proxy, of the holders of at least a majority of the outstanding shares of Common Stock as of the Record Date will be considered a quorum for the transaction of business.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

19

If you are a stockholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on the proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a majority voted standard for non-contested elections and a plurality vote standard for contested director elections. As a result of our nomination of the Nominees, the director election at the Annual Meeting will be contested, so the three (3) nominees for director receiving the highest vote totals will be elected as directors of the Company. With respect to the election of directors, only votes cast “FOR” a nominee will be counted. Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees. Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee. Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Ratification of the Selection of Accounting Firm ─ According to the Company’s proxy statement, assuming that a quorum is present, for the ratification of KPMG LLP, a majority of the votes cast is required to ratify KPMG LLP as the Company’s independent registered public accounting firm. The Company has indicated that abstentions and broker non-votes will have no effect on the proposal.

Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, for the advisory vote on executive compensation, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval. The Company has indicated that abstentions will have the same effect as a vote against this proposal, but broker non-votes will have no effect on the proposal.

Advisory Vote on Frequency of Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, with respect to the advisory vote on the frequency of the advisory vote on executive compensation, the option (1 year, 2 year or 3 years) receiving the greatest number of “for” votes will be considered the frequency recommendation by stockholders. The Company has indicated that abstentions and broker non-votes will have no effect on the proposal.

Under applicable Delaware law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your BLUE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Engaged Capital’s recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Engaged Capital in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company at 5501 Headquarters Drive, Plano, Texas 75024 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Engaged Capital in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Annual Meeting. Additionally, Saratoga may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

20

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Engaged Capital. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Members of Engaged Capital have entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $[_____], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Engaged Capital has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Engaged Capital will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately [____] persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Engaged Capital. Costs of this solicitation of proxies are currently estimated to be approximately $[___________] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Engaged Capital estimates that through the date hereof its expenses in connection with this solicitation are approximately $[___________]. To the extent legally permissible, if Engaged Capital is successful in its proxy solicitation, Engaged Capital intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. Engaged Capital does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

Engaged Capital Flagship Master, Engaged Capital Co-Invest V, Engaged Capital Co-Invest V-A, Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital LLC, Engaged Holdings, Mr. Welling and the Nominees are participants in this solicitation. The principal business of each of Engaged Capital Flagship Master and Engaged Capital Single-Asset is investing in securities. The principal business of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest V and Engaged Capital Co-Invest V-A is investing in securities. Each of Engaged Capital Fund and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Flagship Master. Engaged Capital LLC is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Flagship Master, Engaged Capital Co-Invest V, Engaged Capital Co-Invest V-A, Engaged Capital Fund, Engaged Capital Offshore and a certain managed account (the “Engaged Capital Account”). Engaged Capital LLC is also the general partner of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest V, Engaged Capital Co-Invest V-A and Engaged Capital Fund. Engaged Holdings serves as the managing member of Engaged Capital LLC. Mr. Welling is the Founder and Chief Investment Officer of Engaged Capital LLC, the sole member of Engaged Holdings and a director of Engaged Capital Offshore.

21

The address of the principal office of each of Engaged Capital Flagship Master and Engaged Capital Offshore is c/o Codan Trust Company (Cayman) Ltd., Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of the principal office of each of Engaged Capital Co-Invest V, Engaged Capital Co-Invest V-A, Engaged Capital Fund, Engaged Capital LLC, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660.

As of the date hereof, Engaged Capital Flagship Master beneficially owned 2,519,969 shares of Common Stock. As of the date hereof, Engaged Capital Co-Invest V beneficially owned 2,703,611 shares of Common Stock. As of the date hereof, Engaged Capital Co-Invest V-A beneficially owned 3,390,148 shares of Common Stock. As of the date hereof, 369,881 shares of Common Stock were held in the Engaged Capital Account. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 2,519,969 shares of Common Stock owned by Engaged Capital Flagship Master. Engaged Capital LLC, as the general partner and investment adviser of Engaged Capital Flagship Master, Engaged Capital Co-Invest V and Engaged Capital Co-Invest V-A and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 8,983,609 shares of Common Stock owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest V, Engaged Capital Co-Invest V-A and held in the Engaged Capital Account. Engaged Holdings, as the managing member of Engaged Capital LLC, may be deemed to beneficially own the 8,983,609 shares of Common Stock owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest V, Engaged Capital Co-Invest V-A and held in the Engaged Capital Account. Mr. Welling, as the Founder and Chief Investment Officer of Engaged Capital LLC and sole member of Engaged Holdings, may be deemed to beneficially own the 8,983,609 shares of Common Stock owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest V, Engaged Capital Co-Invest V-A and held in the Engaged Capital Account.

Engaged Capital Flagship Master has entered into certain cash-settled total return swap agreements with an unaffiliated third party financial institution (the “Swap Agreements”). The swaps constitute economic exposure to an aggregate of 1,924,488 notional shares of Common Stock, representing approximately 3.6% of the outstanding shares, which have a maturity date of January 23, 2018. The Swap Agreements provide Engaged Capital Flagship Master with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Common Stock that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Engaged Capital Flagship Master and its affiliates disclaim beneficial ownership of the Subject Shares. Taking into account the Subject Shares, Engaged Capital has economic exposure to an aggregate of 10,908,097 shares of Common Stock, representing approximately 20.5% of the outstanding shares of Common Stock.

Each participant in this solicitation is a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own the 8,983,609 shares of Common Stock owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock that he, she or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the participants in this solicitation, see Schedule I.

The shares of Common Stock directly beneficially owned by each of Engaged Capital Flagship Master, Engaged Capital Co-Invest V, Engaged Capital Co-Invest V-A and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

22

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

Engaged Capital anticipates voluntarily dismissing the action it initiated in the Delaware Court of Chancery upon the filing of the Company’s proxy materials and receiving confirmation on certain matters.

Other than as stated herein, there are no material proceedings to which any participant in this solicitation or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Engaged Capital is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Engaged Capital is not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2018 annual meeting of stockholders (the “2018 Annual Meeting”) must, in order to be included in the Company’s proxy statement and the form of proxy for the 2018 Annual Meeting, be delivered to the Company’s Corporate Secretary at 5501 Headquarters Drive, Plano, Texas 75024 by [________].

23

Under the Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2018 Annual Meeting, must give written notice of that proposal to the Company’s Secretary not less than ninety (90) days nor more than one-hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting (subject to certain exceptions if the annual meeting is advanced or delayed a certain number of days). Therefore, to be presented at the 2018 Annual Meeting, such a proposal must be delivered between February 8, 2018 and March 10, 2018.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2018 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this proxy statement should not be construed as an admission by Engaged Capital that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Engaged Capital Flagship Master Fund, LP

_________________, 2017

24

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY BY THE PARTICIPANTS DURING THE PAST TWO YEARS

Nature of the Transaction	Securities Purchased/(Sold)	Date of Purchase / Sale

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

Purchase of Common Stock	257,700	10/12/2016
Purchase of Common Stock	137,347	10/20/2016
Purchase of Common Stock	129,200	10/21/2016
Purchase of Common Stock	449,480	10/27/2016
Purchase of Common Stock	55,906	10/27/2016
Purchase of Common Stock	72,200	10/28/2016
Purchase of Common Stock	175,900	10/28/2016
Purchase of Common Stock	54,521	10/31/2016
Purchase of Common Stock	162,390	10/31/2016
Purchase of Common Stock	9,503	10/31/2016
Purchase of Common Stock	240,472	11/01/2016
Purchase of Common Stock	11,441	11/01/2016
Purchase of Common Stock	133,370	12/30/2016
Purchase of Common Stock	25,455	01/19/2017
Purchase of Common Stock	82,210	01/19/2017
Purchase of Common Stock	16,120	01/19/2017
Purchase of Common Stock	75,515	01/19/2017
Purchase of Common Stock	130,894	01/19/2017
Purchase of Common Stock	30,225	01/19/2017
Purchase of Common Stock	6,616	01/20/2017
Purchase of Common Stock	23,734	01/20/2017
Purchase of Common Stock	9,316	01/20/2017
Purchase of Common Stock	6,880	01/20/2017
Purchase of Common Stock	6,616	01/20/2017
Purchase of Common Stock	21,933	01/20/2017
Purchase of Cash-Settled Total Return Swap[7]	370,702	01/23/2017
Purchase of Cash-Settled Total Return Swap[8]	382,591	01/24/2017
Purchase of Cash-Settled Total Return Swap[9]	136,079	01/25/2017
Purchase of Cash-Settled Total Return Swap[10]	264,079	01/26/2017
Purchase of Cash-Settled Total Return Swap[11]	441,037	01/27/2017
Purchase of Cash-Settled Total Return Swap[12]	330,000	03/01/2017
Purchase of Common Stock	195,025	03/15/2017

7 Reference price of $8.1919
8 Reference price of $8.3213
9 Reference price of $8.3299
10 Reference price of $8.2145
11 Reference price of $7.9092

12 Reference price of $8.8969

I-1

ENGAGED CAPITAL CO-INVEST V, LP

Purchase of Common Stock	60,000	10/31/2016
Purchase of Common Stock	813	10/31/2016
Purchase of Common Stock	42,336	10/31/2016
Purchase of Common Stock	20,900	10/31/2016
Purchase of Common Stock	4,664	10/31/2016
Purchase of Common Stock	22,537	11/01/2016
Purchase of Common Stock	993	11/01/2016
Purchase of Common Stock	19,748	11/08/2016
Purchase of Common Stock	2,920	11/09/2016
Purchase of Common Stock	26,434	12/06/2016
Purchase of Common Stock	125,000	01/17/2017
Purchase of Common Stock	100,000	01/17/2017
Purchase of Common Stock	50,000	01/18/2017
Purchase of Common Stock	78,077	01/19/2017
Purchase of Common Stock	121,995	01/19/2017
Purchase of Common Stock	398,179	01/19/2017
Purchase of Common Stock	633,976	01/19/2017
Purchase of Common Stock	146,394	01/19/2017
Purchase of Common Stock	365,985	01/19/2017
Purchase of Common Stock	141,379	01/20/2017
Purchase of Common Stock	42,645	01/20/2017
Purchase of Common Stock	152,989	01/20/2017
Purchase of Common Stock	44,351	01/20/2017
Purchase of Common Stock	58,651	01/20/2017
Purchase of Common Stock	42,645	01/20/2017

ENGAGED CAPITAL CO-INVEST V-A, LP

Purchase of Common Stock	3,390,148	03/15/2017
Purchase of Common Stock	20,804	03/21/2017
Purchase of Common Stock	683,100	03/21/2017
Purchase of Common Stock	195,000	03/21/2017
Purchase of Common Stock	512,697	03/22/2017
Purchase of Common Stock	4,700	03/22/2017
Purchase of Common Stock	45,932	03/22/2017
Purchase of Common Stock	45,000	03/23/2017
Purchase of Common Stock	50,000	03/23/2017
Purchase of Common Stock	30,000	03/23/2017
Purchase of Common Stock	33,000	03/23/2017
Purchase of Common Stock	35,000	03/23/2017
Purchase of Common Stock	40,000	03/23/2017

I-2

ENGAGED CAPITAL, LLC

(Through the Engaged Capital Account)

Purchase of Common Stock	28,822	10/12/2016
Purchase of Common Stock	15,318	10/20/2016
Purchase of Common Stock	14,393	10/21/2016
Purchase of Common Stock	50,045	10/27/2016
Purchase of Common Stock	6,224	10/27/2016
Purchase of Common Stock	7,800	10/28/2016
Purchase of Common Stock	19,351	10/28/2016
Purchase of Common Stock	1,054	10/31/2016
Purchase of Common Stock	6,046	10/31/2016
Purchase of Common Stock	17,774	10/31/2016
Purchase of Common Stock	26,874	11/01/2016
Purchase of Common Stock	1,270	11/01/2016
Purchase of Common Stock	16,630	12/30/2016
Purchase of Common Stock	9,195	01/19/2017
Purchase of Common Stock	2,550	01/19/2017
Purchase of Common Stock	3,381	01/19/2017
Purchase of Common Stock	14,641	01/19/2017
Purchase of Common Stock	1,803	01/19/2017
Purchase of Common Stock	8,500	01/19/2017
Purchase of Common Stock	739	01/20/2017
Purchase of Common Stock	2,451	01/20/2017
Purchase of Common Stock	769	01/20/2017
Purchase of Common Stock	800	01/20/2017
Purchase of Common Stock	2,652	01/20/2017
Purchase of Common Stock	739	01/20/2017
Purchase of Common Stock	110,060	03/15/2017

MITCHELL E. FADEL

Purchases of Common Stock[13]	351.626	02/22/2015 through 10/26/2015
Purchases of Common Stock[14]	74.761	02/22/2015 through 10/26/2015
Sale of Common Stock	11,801	03/31/2016
Sale of Common Stock	3,825	08/22/2016
Sale of Common Stock	6,856	08/23/2016

13 Represents acquisitions through Mr. Fadel’s 401(k) Plan with Rent-A-Center via weekly payroll deductions.
14 Represents acquisitions via a company match from Rent-A-Center in connection with Mr. Fadel’s 401(k) Plan with Rent-A-Center.

I-3

SCHEDULE II

The following table is reprinted from the definitive proxy statement filed by Rent-A-Center, Inc. with the Securities and Exchange Commission on [_____], 2017.

[ ]

II-1

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how few shares of Common Stock you own, please give Engaged Capital your proxy FOR the election of the Nominees and in accordance with Engaged Capital’s recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

•	SIGNING the enclosed BLUE proxy card;
•	DATING the enclosed BLUE proxy card; and
•	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the address set forth below.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Engaged Capital’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (800) 368-0379

Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 17, 2017

RENT-A-CENTER, INC.

2017 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF RENT-A-CENTER, INC.
IS NOT SOLICITING THIS PROXY

P R O X Y

The undersigned appoints Glenn W. Welling and [____], and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Rent-A-Center, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2017 Annual Meeting of Stockholders of the Company scheduled to be held at [_________], on Thursday, June 8, 2017, at 8:00 a.m. local time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Engaged Capital Flagship Master Fund, LP (“Engaged Capital”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “FOR” PROPOSAL 2, [“FOR/AGAINST”] PROPOSAL 3, AND “1 YEAR” ON PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Engaged Capital’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

ENGAGED CAPITAL STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1 AND 1 YEAR ON PROPOSAL 4. ENGAGED CAPITAL [MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2 AND 3.]

1.	Engaged Capital’s proposal to elect [Jeffrey J. Brown, Mitchell E. Fadel, Christopher B. Hetrick and Carol A. McFate] as Class II directors of the Company to serve until the 2020 Annual Meeting of Stockholders.
		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	[Jeffrey J. Brown] [Mitchell E. Fadel] [Christopher B. Hetrick] [Carol A. McFate]	☐	☐	☐ ________________ ________________

Engaged Capital does not expect that any of the nominees will be unable to stand for election, but, in the event that any nominee is unable to serve or for good cause will not serve, the shares of common stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, Engaged Capital has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of common stock represented by this proxy card will be voted for such substitute nominee(s).

2.	Company’s proposal to ratify the Audit & Risk Committee’s selection of KPMG LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2017.
☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	Company’s proposal to conduct an advisory vote approving the compensation of the Company’s named executive officers for the year ended December 31, 2016, as set forth in the Company’s proxy statement.
☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	Company’s proposal to conduct an advisory vote on the frequency of future advisory votes on executive compensation.
☐	1 YEAR	☐	2 YEARS	☐	3 YEARS	☐	ABSTAIN

DATED: ____________________________

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(Signature)

____________________________________
(Signature, if held jointly)

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(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.